UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 01 August 2024	Announcement Director Declaration 06 August 2024
Announcement Director/PDMR Shareholding 12 August 2024	Announcement Director/PDMR Shareholding 12 August 2024
Announcement Publication of a Prospectus 16 August 2024	Announcement Director/PDMR Shareholding 22 August 2024
Announcement Director/PDMR Shareholding 23 August 2024	Announcement Notice of AGM 23 August 2024
Announcement Diageo prices €1,900m euro-denominated bonds 28 August 2024	Announcement Publication of Final Terms 30 August 2024

Diageo PLC – Total Voting Rights
Dated 1 August 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 July 2024 consisted of 2,432,411,924 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 209,245,891 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,223,166,033 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 August 2024

Diageo PLC – Director Declaration
Dated 6 August 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director Declaration

Diageo plc announces in accordance with LR 9.6.14(R) that Alan Stewart, non-executive director, has been appointed non-executive director of Haleon plc with effect from 1 September 2024.

James Edmunds
Deputy Company Secretary

6 August 2024

Diageo PLC – Director/PDMR Shareholding
Dated 12 August 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 12 August 2024, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

12 August 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£24.44	339
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-08-12
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 12 August 2024

 Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 12 August 2024, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

12 August 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.428	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-08-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.428	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-08-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.428	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-08-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.428	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-08-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.428	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-08-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.428	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-08-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£24.428	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-08-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Publication of a Prospectus
Dated 16 August 2024

16 August 2024

Publication of Prospectus 2024

NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS OR INTO ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

Diageo plc, Diageo Finance plc and Diageo Capital B.V. announce that, as part of the annual renewal of their European debt issuance programme, the following prospectus was approved by the Financial Conduct Authority on 16 August 2024 (the "Prospectus") and is available for viewing:

Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor, and Diageo Finance plc and Diageo Capital B.V., as Issuers.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8155A_1-2024-8-16.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

  ENDS

For further information, please contact:

Investor relations:Durga DoraisamyAndy RyanBrian Shipman	+44 (0) 7902 126 906+44 (0) 7803 854 842+1 (0) 917 710 3007investor.relations@diageo.com
Media relations:Brendan O'Grady Clare CavanaIsabel Batchelor	+44 (0) 7812 183 750 +44 (0) 7751 742 072+44 (0) 7731 988 857press@diageo.com

DISCLAIMER - INTENDED ADDRESSEES

The Debt Instruments described in the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities law of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, Debt Instruments issued under the programme may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions permitted by U.S. tax regulations.

The Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Debt Instruments in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of the Prospectus and the offer or sale of Debt Instruments under the programme may be restricted by law in certain jurisdictions.

Persons into whose possession the Prospectus or any Debt Instruments issued under the programme may come must inform themselves about, and observe, any such restrictions on the distribution of the Prospectus and the offering and sale of Debt Instruments. In particular, please note that the information contained in this announcement may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries. Your right to access this service is conditional upon complying with the above requirement.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

Diageo Capital B.V.
LEI: 213800YHFC48VOL6JY40

Diageo PLC – Director/PDMR Shareholding
Dated 22 August 2024

Director/PDMR Shareholding

The Company has been notified of the following dealings by Dayalan Nayager on 21 August 2024:

●         exercise of options under The Diageo 2014 Long Term Incentive Plan; and
●          sale of Ordinary Shares

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

22 August 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary Shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options over Ordinary Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of Ordinary Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£17.88	7,959
		2.	£24.58	7,615
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-08-21
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary Shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options over Ordinary Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of Ordinary Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£17.09	1,755
		2.	£24.58	1,228
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-08-21
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 23 August 2024

Director/PDMR Shareholding

The Company has been notified of the following dealings by Louise Prashad on 23 August 2024:

●         exercise of options under The Diageo 2014 Long Term Incentive Plan; and
●         sale of Ordinary Shares

The notification below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

23 August 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary Shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options over Ordinary Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of Ordinary Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£17.88	5,038
		2.	£25.25	4,045
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2024-08-23
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

Diageo PLC – Notice of AGM
Dated 23 August 2024

Notice of Annual General Meeting 2024

The Company announces that it has today made available to shareholders the Notice of Annual General Meeting 2024 (the "Notice"), and the Form of Proxy/Letter of Direction for the Annual General Meeting.

The Company's 2024 Annual General Meeting ("AGM") will be held on Thursday, 26 September 2024 at 2.30 pm at Hilton London Tower Bridge, 5 More London Place, Tooley Street, London, SE1 2BY. The AGM will be held as a combined physical and electronic meeting via a live webcast using the Lumi platform with an additional telephone facility for questions. Details of how to attend the AGM are provided in the Notice.

The Notice and the Form of Proxy/Letter of Direction have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The Notice and the Form of Proxy/Letter of Direction are also available to view on the Company's website at www.diageo.com.

James Edmunds
Deputy Company Secretary

23 August 2024

Enquiries:

Investor relations:
Durga Doraisamy                                                               +44 (0) 7902 126 906
Andy Ryan                                                                          +44 (0) 7803 854 842
                                                                                            investor.relations@diageo.com
Media relations: Brendan O'Grady Clare Cavana Isabel Batchelor	+44 (0) 7812 183 750 +44 (0) 7751 742 072 +44 (0) 7731 988 857 press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

LEI: 213800ZVIELEA55JMJ32

Diageo PLC – Diageo prices €1,900m euro-denominated bondsz
Dated 28 August 2024

 28 August 2024

Diageo prices € 1,900 million in aggregate of fixed rate euro-denominated bonds

Diageo, a global leader in beverage alcohol, yesterday priced in aggregate €1,900 million of fixed rate euro-denominated bonds under its European Debt Issuance Programme. The issuer will be Diageo Finance plc, and the payment of principal and interest will be fully guaranteed by Diageo plc.

The drawdowns will consist of the issue of three series of bonds: (i) €700 million bonds due 28 February 2031 with a coupon of 3.125% per annum; (ii) €700 million bonds due 30 August 2035 with a coupon of 3.375% per annum; and (iii) €500 million bonds due 30 August 2044 with a coupon of 3.750% per annum. Proceeds from each issuance will be used for general corporate purposes. Banco Santander, S.A., Citigroup Global Markets Limited, Morgan Stanley & Co. International Plc and NatWest Markets Plc have been appointed as active joint lead managers, and HSBC Continental Europe and UBS AG London Branch have been appointed as passive joint lead managers.

Relevant stabilisation regulations including FCA/ICMA apply. Manufacturer target market (EU MIFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPS or UK PRIIPs key information document ("KID") has been prepared as the securities will not be available to retail in EEA or the UK.

The bonds are being offered and sold pursuant to an exemption from the registration requirements of the U.S. Securities Act, outside the United States in offshore transactions, in reliance on, and in compliance with Regulation S under the U.S. Securities Act. This announcement has been prepared for use in connection with the offer and sale of the bonds and does not constitute an offer to any person in the United States. Distribution of this announcement to any person within the United States is unauthorised.

In member states of the EEA, this announcement is directed only at persons who are "qualified investors" within the meaning of Regulation (EU) 2017/1129 (the "EU Prospectus Regulation").

In the UK, this announcement is directed only at persons who are "qualified investors" within the meaning of Regulation (EU) 2017/1129 as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018, as amended (the "UK Prospectus Regulation").

This announcement is an advertisement and does not constitute a prospectus for the purposes of the UK Prospectus Regulation or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the "Securities") or the transaction (the "Transaction") and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. This announcement shall not be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This announcement does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.

Any investor who acquires the Securities must rely solely on the final base prospectus dated 16 August 2024 and the final terms in connection with each series of bonds (together, the "Final Terms") published by Diageo plc ("the Company"), on the basis of which alone, purchases of or subscription for the Securities may be made. Each of the Base Prospectus and the Final Terms, when published, will be available at  https://www.londonstockexchange.com/.

For further information, please contact:
Investor relations:
Durga Doraisamy                                                              +44 (0) 7902 126 906
Andy Ryan                                                                          +44 (0) 7803 854 842
Brian Shipman                                                                   +1 (0) 917 710 3007
                                                                                                investor.relations@diageo.com

Media relations:
Brendan O'Grady                                                             +44 (0) 7902 126 906
Clare Cavana                                                                      +44 (0) 7751 742 072
Isabel Batchelor                                                                  +44 (0) 7731 988 857
                                                                                                press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at   www.diageo.com. Visit Diageo's global responsible drinking resource,   www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

Diageo PLC – Publication of Final Terms
Dated 30 August 2024

30 August 2024

Publication of Final Terms

The Final Terms dated 27 August 2024 relating to the issuance by Diageo Finance plc ("the Issuer") of (i) EUR 3.125% Fixed Rate Instruments due 28 February 2031, (ii) EUR 3.375% Fixed Rate Instruments due 30 August 2035, and (iii) EUR 3.75% Fixed Rate Instruments due 30 August 2044 (together the "Instruments"), guaranteed by Diageo plc (the "Guarantor") are available for viewing.

The Instruments have been issued under the European Debt Issuance Programme established by the Issuer and the Guarantor (the "Programme").

The Final Terms should be read and construed in conjunction with the base prospectus dated 16 August 2024 in relation to the Programme (the "Base Prospectus").

To view the full documents, please paste the following URLs into the address bar of the browser:

http://www.rns-pdf.londonstockexchange.com/rns/3807C_1-2024-8-30.pdf

http://www.rns-pdf.londonstockexchange.com/rns/3807C_2-2024-8-30.pdf

http://www.rns-pdf.londonstockexchange.com/rns/3807C_3-2024-8-30.pdf

Copies of the Final Terms have been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Investor relations:

Durga Doraisamy                                                                    +44 (0) 7902 126 906

Andy Ryan                                                                                 +44 (0) 7803 854 842

Brian Shipman                                                                          +1 (0) 917 710 3007

investor.relations@diageo.com

Media relations:

Brendan O'Grady                                                                   +44 (0) 7902 126 906

Clare Cavana                                                                             +44 (0) 7751 742 072
Isabel Batchelor                                                                         +44 (0) 7731 988 857
                                                                                                    press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc

LEI: BPF79TJMIH3DK8XCKI50

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS. NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the oﬀer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Final Terms do not constitute, and may not be used in connection with, an oﬀer or solicitation in any place where oﬀers or solicitations are not permitted by law. If a jurisdiction requires that the oﬀering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the oﬀering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an oﬀer to sell, or the solicitation of an oﬀer to buy, nor shall there be any sale of any Instruments issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful.

The Final Terms have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuers, the Guarantor, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any diﬀerence between the Final Terms made available to you in electronic format and the hard copy version available to you on request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 September 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary